SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH. D.C. SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS	New York	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-6300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND TSE, CPA, PC
(Name - if individual, state last, first, middle name)

2526 CROPSEY AVENUE	Brooklyn	New York	11214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, John Guercio, President, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Clark Dodge & Co., Inc. (Company) at December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

John Guercio, President

Sworn and subscribed to before me this 24th day of February, 2005.

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 2006

CLARK DODGE & CO., INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

RAYMOND TSE, CPA, PC.
Certified Public Accountants
2526 CROPSEY AVENUE
BROOKLYN, NY 11214

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Stockholder of
Clark Dodge & Co., Inc.

We have audited the accompanying balance sheet of Clark Dodge & Co., Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc. at December 31, 2004, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Tse, C.P.A, PC

Brooklyn, NY
February 15, 2005

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

		2004
Cash	$	103,548
Deposit with clearing firm		50,000
Accounts receivable		50,111
Other receivable		208,583
Office equipment-net		32,557
Prepaid expenses		9,399
Securities-market		15,375
Total Assets	$	469,573

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank overdraft	$	333
Accounts payable and accrued expenses		81,372
Taxes payable		31,393
Total Liabilities		113,098
Stockholder's Equity:		
Common stock - no par value;		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		1,297,473
Accumulated (deficit)		(941,498)
Total Stockholder's Equity		356,475
Total Liabilities and Stockholder's Equity	$	469,573

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004
Revenues:		
Commissions	$	342,566
Income - Mutual Funds		43,758
Management Fees		21,978
Other income		7,857
Total Revenue		416,159
Costs and Expenses:		
Commissions		223,463
Salaries & related taxes		209,803
Clearing expense		38,575
Professional & consulting fees		64,022
Officer salary		60,002
Office		48,435
Insurance		27,215
Telephone		26,875
Regulatory & license fees		13,871
Rent		13,000
Depreciation expense		7,411
Repairs		6,212
Unrealized (loss)		3,690
Training		2,464
Total Costs and Expenses		745,038
Net (Loss)	$	(328,879)

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net (loss)	$ (328,879)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:	
Depreciation expense	7,411
Clearing deposit	80
Accounts receivable	(48,519)
Other receivable	(208,583)
Prepaid expenses	(1,661)
Securities-market	(4,215)
Bank overdraft	333
Accounts payable and accrued expenses	65,210
Taxes payable	21,181
Comprehensive income	7,740
Net Cash (Used) By Operating Activities	(489,903)
Cash Flows From Investing Activities:	
Equipment purchased	(34,738)
Net cash (Used) By Investing Activities	(34,738)
Cash Flows From Financing Activities	
Additional paid-in capital	614,840
Net cash Provided by Financing Activities	614,840
Net Increase In Cash	90,200
Cash Balance, Beginning of Period	13,348
Cash Balance, End of Year	$ 103,548

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Shares of Common	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2004	100	$ 500	$ 682,633	$ (620,359)	$ 62,774
Shareholder contribution			614,840		614,840
Unrealized losses on securities available for sale				7,740	7,740
Net (loss) for the year				(328,879)	(328,879)
Balances, December 31, 2004	100	$ 500	$ 1,297,473	$ (941,498)	$ 356,475

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has not conducted a general securities business in the past two years, although it is qualified to do so when and if it brings its net capital to the required level.

The Company has a December 31 year-end.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2004, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes

The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carryforwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

Securities

The Company participated in the NASDAQ private placement acquiring 1500 common shares. The shares trade under the ticker symbol "NDAQ". The shares have been accounted for as an investment and recorded at market value.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $103,630, which was in excess of its required net capital of $7,540. The Company's percentage of aggregate indebtedness to net capital was 109%.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. FAIR VALUE

The Company's financial instruments approximate fair value.

6. GOING CONCERN

The Company has not conducted a general securities business in the past two years. The Company does not have the liquidity to conduct a general securities business. The capital resources that are needed to accomplish its plan are significant and are being provided by its only shareholder.

There can be no assurance that the Company's only shareholder will be able to contribute or continue to contribute sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise substantial doubt about its ability to continue as a going concern.

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:		
Total stockholder's equity		$ 356,475
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses	$ 9,399	
Other receivable	208,583	
Office equipment-net	32,557	250,539
Net capital before haircuts on securities positions		105,936
Haircuts on securities positions		2,306
Net Capital		$ 103,630
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses		$ 113,098
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 7,540
Minimum net capital required		$ 5,000
Excess net capital		$ 96,090
Excess net capital at 1,000%		$ 92,320
Ratio: Aggregate indebtedness to net capital is		109%

The above computation does not differ materially from the December 31, 2004 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

RAYMOND TSE, CPA, PC.
Certified Public Accountants
2526 CROPSEY AVENUE
BROOKLYN, NY 11214

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Tse, C.P.A., PC

New York, NY
February 15, 2005